[FRANKLIN TEMPLETON LETTERHEAD]

October 16, 2013

Via EDGAR Transmission
Karen Rossotto, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Subject:                  Franklin ETF Trust (“Registrant”)
(File Nos. 811-22801, 333-186504)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, below are Registrant’s responses to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were provided to Kristin H. Ives, Esq. and Bruce G. Leto, Esq. on October 15, 2013 with regard to Pre-Effective Amendment No. 1 to Registrant’s initial registration statement (the “Registration Statement”) on Form N-1A as filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) filed with the Commission on August 1, 2013 (the “First Amendment”).  The Registration Statement and the First Amendment have been filed in order to register the shares of a new series of Registrant, the Franklin Short Duration U.S. Government ETF (the “Fund”), under the 1933 Act and to register the Fund under the 1940 Act.  Each additional comment from the Staff is summarized below, followed by Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement/First Amendment.

Prospectus Comments:

1. Comment:  Confirm that showing the fee waiver as a negative number in the fee table is a usual practice of the Franklin Templeton fund complex, of which Registrant is a member.

Response:  Registrant confirms that fee waivers are shown as negative numbers in the fee tables of the other funds within the Franklin Templeton fund complex.

2. Comment:  On page 1, in footnote 1 to the fee table, please combine the two parentheticals with respect to the expenses that are excluded from the fee waiver (e.g., acquired fund fees and expenses, etc.).

Response:  The footnote has been revised to include all of the exclusions from the fee and expense waiver in the first parenthetical of the sentence.

3. In Principal Investment Strategies on page 2, please make the following revisions:

a. Comment:  In the second sentence, delete the word “currently” and disclose in the Fund Details section of the prospectus that the estimated average portfolio duration of the Fund could change in the future.

Ms. Karen Rossotto, Senior Counsel
October 16, 2013

Response:  The disclosure has been revised accordingly.

b. Comment:  In the third sentence in the first paragraph, please advise whether or not there is a quantifiable amount associated with the word “substantial.”

Response:  Per the current disclosure in the statement of additional information, the term “substantial” is intended to denote a level of investment of approximately 50 to 65% of the Fund’s total assets.

4. Comment:  Please disclose whether or not the Fund has a policy with respect to the maturity of the investments in its portfolio.

Response:  The disclosure in the Fund Details section has been revised to disclose that the Fund does not target a specific range or average maturity for the debt securities in which it invests.

5. Comment:  In the Fund Details section, it states that the Fund may invest without limitation in mortgage dollar rolls.  Please either delete the phrase “without limit” and insert “also” or disclose in the Fund Summary the Fund’s intended use of mortgage dollar rolls.

Response:  The requested change to the Fund Details section has been made.

6. Comment:  In Management, at the bottom of page 11, please state, as required by Item 10(a)(1)(iii) of Form N-1A, that a discussion regarding the basis for the board of trustees approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:  A reference to the Fund’s semi-annual report for the initial fiscal period ending November 30, 2013 has been included in the prospectus.

SAI Comments:

7. Comment:  On page 38, in Proxy Voting Policies and Procedures, please confirm Registrant’s belief that such disclosure fulfills the requirements of Form N-1A, Item 17(f) to describe the procedures that the Fund uses when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser, principal underwriter or any affiliated persons thereof.

Response:  Registrant believes that the policies summarized in the section of the SAI titled “Proxy Voting Policies and Procedures” adequately disclose the Fund’s procedures for addressing such conflicts as required by Form N-1A, Item 17(f).

8. Comment:  In Portfolio Managers, please modify the disclosure in the paragraph following the table setting forth the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account to clarify that performance based compensation, if any, is disclosed in the table.

Response:  The requested disclosure has been included in the SAI.

General Comments:

Ms. Karen Rossotto, Senior Counsel
October 16, 2013

9. Comment:  Confirm that the Staff’s comments to the Fund’s Rule 19b-4 application did not require additional changes to the Fund’s prospectus and statement of additional information.

Response:  Registrant confirms that no additional changes to the Fund’s prospectus and statement of additional information have been requested in connection with its Rule 19b-4 application.

Please do not hesitate to contact me at (650) 312-2018, or Kristin H. Ives at (215) 564-8048 in my absence, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray
Steven J. Gray
Secretary of Registrant

cc: Kristin H. Ives, Esquire